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                                                                 EXHIBIT (a)(12)


                           [LETTERHEAD OF EG&G, INC.]


FOR IMMEDIATE RELEASE

23 November 1998


               EG&G EXTENDS EXPIRATION DATE OF LUMEN TENDER OFFER

          EG&G to Provide Department of Justice Additional Information
                             Concerning Acquisition



Wellesley, Mass..... EG&G (NYSE: EGG) announced today that it has extended the expiration date of its $7.75 per share cash tender offer for Lumen Technologies, Inc. (NYSE: LNM) Common Stock to 6:00 p.m., New York City time, on Thursday, December 3, 1998. EG&G noted that the other terms and conditions of its tender offer remained unchanged.

The extension was prompted by a request for additional information from the Antitrust Division of the Department of Justice. EG&G said that it will comply with this second request as expeditiously as practicable in order to complete the transaction.

On October 27, 1998, EG&G commenced a cash tender offer for all of the outstanding shares of common stock of Lumen at $7.75 per share. The tender offer is being made pursuant to a previously announced merger agreement between EG&G and Lumen. The offer is conditioned upon, among other things, the tender of at least a majority of the shares of common stock outstanding on a fully-diluted basis (as defined in the merger agreement) and the expiration or earlier termination of the applicable waiting period under the HSR Act. Unless terminated earlier, the waiting period will expire at 11:59 p.m., Eastern time, on the tenth calendar day after the date that EG&G substantially complies with this second request.

The offer had previously been scheduled to expire at 12:00 midnight, New York City time, on Tuesday, November 24, 1998. According to the depository for the offer, as of the close of business on November 20, 1998, 3,935,155 shares of Lumen common stock had been validly tendered pursuant to the offer.

EG&G, Inc. is a global technology company that provides complete systems, as well as products to medical, aerospace, semiconductor, photographic and other industries. It delivers skilled support services to government and industrial customers. Based in Wellesley, Massachusetts, EG&G has annual sales of $1.4 billion and about 12,000 employees worldwide.

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is made only through the Offer to Purchase and the related Letter of Transmittal. Additional copies of such documents can be obtained by contacting Kissel-Blake, the Information Agent for the tender offer, at 1-800-554-7733.